Filed Pursuant to Rule 433
Registration No. 333-213335-03

Entergy Louisiana, LLC
$750,000,000
Collateral Trust Mortgage Bonds,
4.00% Series due March 15, 2033
Final Terms and Conditions
March 20, 2018

Issuer:	Entergy Louisiana, LLC

Security Type:	Collateral Trust Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A (positive outlook) by Standard & Poor’s Ratings Services

Trade Date:	March 20, 2018

Settlement Date (T+3)(2):	March 23, 2018

Principal Amount:	$750,000,000

Interest Rate:	4.00%

Interest Payment Dates:	March 15 and September 15 of each year

First Interest Payment Date:	September 15, 2018

Final Maturity Date:	March 15, 2033

Optional Redemption Terms:	Make-whole call at any time prior to December 15, 2032 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Benchmark Treasury:	2.75% due February 15, 2028

Spread to Benchmark Treasury:	+112.5 bps

Benchmark Treasury Price:	9826

Benchmark Treasury Yield:	2.889%

Re-offer Yield:	4.014%

Price to Public:	99.844% of the principal amount

Net Proceeds Before Expenses:	$743,205,000

CUSIP / ISIN:	29364W BA5 / US29364WBA53

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC

Co-Managers:	KeyBanc Capital Markets Inc.
Regions Securities LLC
Mischler Financial Group, Inc.
_______________________
(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about March 23, 2018, which will be the third business day (T+3) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds on the date hereof will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds on the date hereof should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) J.P. Morgan Securities LLC collect at (212) 834-4533, (ii) Mizuho Securities USA LLC toll-free at (866) 271-7403, (iii) Morgan Stanley & Co. LLC toll-free at (866) 718-1649, (iv) Scotia Capital (USA) Inc. toll-free at (800) 372-3930 or (v) Wells Fargo Securities, LLC toll-free at (800) 645-3751.